SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              Amendment Number 3 to
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                 DSP Group, Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.025 per shar
                     --------------------------------------
                         (Title of class of securities)

                                   233328-10-6
                                 --------------
                                 (CUSIP Number)

   Magnum Technology, Ltd.                  Henry I. Rothman, Esq.
   c/o Rothschild Corporate Fiduciary       Parker Chapin Flattau & Klimpl, LLP
   Services, Ltd.                           1211 Avenue of the Americas
   P.O. Box 472                             New York, New York 10036
   St. Peter's House                        212-704-6000
   Le Bordage
   St. Peter Port, Guernsey
   Channel Islands GY1 6AX
   Attention: Mr. Nicholas Moss

           (Persons Authorized to Receive Notices and Communications)

                                February 9, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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CUSIP No.   233328-10-6            13D             Page     2   of   6   Pages
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           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Magnum Technology, Ltd.
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           --------------------------------------------------------------------

    2
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    3      SEC USE ONLY
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           SOURCE OF FUNDS*
           WC
    4
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           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           --------------------------------------------------------------------

           --------------------------------------------------------------------
           TO ITEM 2(d) OR 2(e)
    5
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           CITIZENSHIP OR PLACE OF ORGANIZATION

    6      BRITISH VIRGIN ISLANDS
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  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             1,967,500
       PERSON
        WITH
                      ---------------------------------------------------------

                          8     SHARED VOTING POWER

                                -0-
                      ---------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER

                                1,967,500
                      ---------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER
                                -0-
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    11      1,967,500
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            -------------------------------------------------------------------

            -------------------------------------------------------------------

    12
-------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13      15.47%
-------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
            IV
    14
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.   233328-10-6            13D             Page     3   of   6   Pages
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         Schedule 13D

Item 1.      Security and Issuer

          This statement relates to the Common Stock of DSP Group, Inc.. ("DSP"). DSP's executive offices are located at 3120 Scott Boulevard, Santa Clara, California 95054.

Item 2.  Identity and Background

         This statement is filed by Magnum Technology, Ltd. ("Magnum" or the "Reporting Person"), a British Virgin Islands Corporation, Magnum is principally engaged in making investments. The address of the principal business office of Magnum is St.
Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.


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CUSIP No.   233328-10-6            13D             Page     4   of   6   Pages
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Item 4.  Purpose of Transaction

                  The purpose of the previous acquisitions by the Reporting Person was to purchase the shares of Common Stock of DSP ("Shares") for investment purposes. Pursuant to a Stock Purchase Agreement between DSP and the Reporting Person dated as of February 2, 1999 (the "Stock Purchase Agreement"), the Reporting Person designated two persons to DSP's Board of Directors and has the right to continue to designate two persons as long as the Reporting Person's ownership of DSP does not fall below (i) 7% of the issued and outstanding Common Stock of DSP (without giving effect to shares of Common Stock issued upon exercise of stock options) and (ii) 821,276 shares of the Common Stock of DSP (subject to appropriate adjustment in the event of recapitalization, spin-off, stock split, reverse stock split or other similar transaction). In the event Reporting Person's ownership of Common Stock of DSP falls below the levels described in the preceding sentence, the Reporting Person may only designate one director to its Board of Directors.

                  Pursuant to the Stock Purchase Agreement, the Reporting Person may sell some of the Shares commencing February 2, 2000 as more specifically described in Item 6 herein. Furthermore, the Reporting Person reviews from time to time the performance of its investments and, therefore, may, from time to time, subsequent to February 1, 2000, acquire securities of DSP not to exceed 35% of the outstanding Common Stock of DSP or dispose of securities of DSP.

                  Except as may be provided herein or in the Stock Purchase Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of DSP or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of DSP or any of its subsidiaries; (iii) any change in the present board of directors or management of DSP, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of DSP; (v) any other material change in DSP's business or corporate structure, (vi) any changes in DSP's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of DSP by any person; (vii) causing a class of securities of DSP to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of DSP to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.



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CUSIP No.   233328-10-6            13D             Page     5   of   6   Pages
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Item 5.  Interest in Securities of the Issuer

                                         Number of             Percent of
             Name                         Shares                 Class
                                         ---------              ---------

             Magnum Technology, Ltd.     1,967,500                15.47%

         During the past 60 days the Reporting Person has effected the following transaction:

          The Reporting Person disposed of 929,000 shares of Common Stock of DSP on February 7, 2000 on the open market at a sale price of $86 per share of Common Stock.


Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer.

           The Reporting Person has agreed that so long as it owns at least 15% of the outstanding shares of Common Stock of the Company (without giving effect to shares of Common Stock issued upon exercise of stock options after February 2, 1999), or a designee of the Reporting Person is a director of DSP, the Reporting Person will vote for the slate of nominees recommended by the Board of Directors of DSP for election as directors at each annual meeting of stockholders of DSP. The Reporting Person also agreed, pursuant to the Stock Purchase Agreement, that without the prior written consent of DSP (i) for a period commencing on February 2, 1999 and ending the day immediately prior to the first anniversary of such date, the Reporting Person will not sell, transfer or otherwise dispose of any of the Shares or any other shares of Common Stock owned by the Reporting Person and (ii) from the period commencing on February 2, 2000 and ending on August 2, 2000 the Reporting Person will dispose the Shares or any shares of Common Stock of DSP owned by it only up to the volume limits set forth in Rule 144(e)(i) of the Securities Act of 1933, as amended, provided, however, the Reporting Person has agreed that it will not dispose any of the Shares or any other shares of Common Stock of DSP owned by the Reporting Person during any period in which directors of DSP are subject to a "blackout period" or other prohibitions against the sale or disposition of Common Stock. To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by DSP, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

          A summary of the Stock Purchase Agreement, which is incorporated herein by reference, is provided in Item 4 herein.

Item 7.  Material to be Filed as Exhibits

         None


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CUSIP No.   233328-10-6            13D             Page     6   of   6   Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000

                                 MAGNUM TECHNOLOGY, LTD.

                                 FIRST BOARD LIMITED
                                 (Director of Reporting Person)



                                 By: /s/       Nicholas Moss
                                     ------------------------------------------
                                      Name:    Nicholas Moss
                                      Title:   Director of First Board Limited


                                 By:  /s/     Vince Aylward
                                      -----------------------------------------
                                      Name:   Vince Aylward
                                      Title:  Director of First Board Limtied